

October 16, 2023

Alexander Edgarov
Chief Executive Officer
InFinT Acquisition Corp
32 Broadway, Suite 401
New York, New York 10004

> **Re: InFinT Acquisition Corp**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed August 11, 2023**
> **File No. 333-267662**

Dear Alexander Edgarov:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 28, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-4

Risk Factors
Our ODL business depends on Ripple Services Inc..., page 55

1.   Here or in a separate risk factor, elaborate upon the disruption in the cryptocurrency markets in spring 2023 to explain precisely what was disrupted and how the disruption impacted you at that time. Explain, as you do in your response letter, that the disruption was due to the illiquidity of your two cryptocurrency exchanges who maintained accounts with Silvergate Bank, Signature Bank and Silicon Valley Bank. If a similar illiquidity event occurs in the future at the cryptocurrency exchanges you utilize, explain whether you anticipate the inability to use the ODL feature and how that would impact your business.

Becoming a public company through a merger..., page 79

2.   We note your response to comment 3 that "Seamless did not have any interest in the third-party transfer of its interests in Tranglo to Ripple as Seamless' interest in Tranglo and vis-à-vis Ripple are governed by the Shareholders' Agreement between Tranglo, Seamless and Ripple, which has been previously filed as an exhibit to the Registration Statement." We also note your disclosure on page 79 that says INFINT management reviewed the Shareholders' Agreement as part of the due diligence process, but you note that there may be other relevant agreements relating to Ripple, including agreements relating to the transfer of interests in Tranglo, which were not part of INFINT management's review, which suggests that you are referring to two separate agreements. Please revise to clarify, or file any such agreements relating to the transfer of interests in Tranglo as exhibits to the registration statement and revise the prospectus to disclose the material terms of such agreements.

Unaudited Pro Forma Condensed Combined Financial Information, page 143

3.   Please tell us if you plan to reflect the divestiture by Seamless of all of the equity interests they own in TNG Asia, FNTI and GEA as discontinued operations in your future financial statements. If not, please explain to us your basis in accounting for your conclusion. If so, please tell us your consideration of Rule 11-02(c)(2)(ii) of Regulation S-X.

Tranglo, page 181

4.   We note your revised disclosure and response to comment 4. Here and in the risk factor on page 55, please further revise your disclosure to include the details you included in your response letter, such as the fact that the XRP prefunding process was suspended for 9 of the 11 active ODL customers and that the XRP prefunding process for these customers was partially restored two weeks later but the ODL flow has been significantly reduced. Quantify how much the ODL flow has been reduced from pre-suspension levels, and state if and when you expect the ODL flow to return to pre-suspension levels. Please also revise the disclosure throughout your prospectus to reflect that the XRP prefunding process has been significantly reduced since March 2023, as this is not clear from the current disclosure. Disclose any implications of this suspension and significant reduction on your agreements and relationship with Ripple or any impact on the proposed transaction with InFinT.

How Ripple's On-Demand Liquidity (ODL) works with Tranglo, page 186

5.   Please propose revisions of the fund flow for Ripple's ODL on page 186 to capture the following clarifications you provided to us on our September 8, 2023 conference call. Alternatively, if our understanding as relayed below is incorrect, please clarify it and propose revised disclosure to capture such clarification.
      •   Please revise the description of Steps 3 and 4 to clarify that Ripple sells 300K XRP to ODL RP for $100K plus fees and expenses. As part of that revision, please note that

the Step 3 statement that Ripple "offers *to accept* 300K XRP and *provide* USD 100K for the ODL RP's prefunding money pool" appears to be inconsistent with this assertion and the Step 4 description.
- Please revise Step 4 to expressly state that ODL RP sells XRP to Tranglo, which results in the transfer of control and ownership of the XRP from ODL RP to Tranglo. Please further revise Step 4 to clarify to whom and to what the phrase "its wallet" relates. For example, is this referring to the ODL RP's off-blockchain crypto asset account at the crypto exchange?
- Please revise Step 5 to begin the description by expressly stating that Tranglo sells XRP. Please further revise Step 5 to clarify that the amount of XRP sold is limited to the amount of XRP that will generate proceeds equal to the prefunding commitment (i.e., $100K) at the time of sale.

6. Refer to Step 8 of the fund flow description on page 186. Tell us and revise the description of this step to clarify the distinction between "all money the ODL RP has committed in the previous ODL transactions" and "the total XRP drawn down." Further, revise the phrase "all money the ODL RP has committed" to reconcile it to Step 4, which indicates ODL RP sells XRP, it does not transfer money.

7. Please propose revisions of the narrative below the fund flow for Ripple's ODL on page 186 to capture the following clarifications you provided to us on our September 8, 2023 conference call. Alternatively, if our understanding as relayed below is incorrect, please clarify it and propose revised disclosure to capture such clarification.
- Refer to the narrative that states "…at this juncture the legal title of that XRP passes to the ODL RP…". Clarify that it is upon draw down that legal title passes to ODL RP. Further clarify that references to transfer of legal title include transfer of control and ownership of XRP.
- Revise to clarify that the ODL RP transfers ownership of XRP to Tranglo. As part of these revisions, please note that the following disclosed statements are inconsistent with those assertions. "This $100,000 is considered as fiat currency being sent from the ODL RP to Tranglo for prefunding purpose;" and "Tranglo does not buy or borrow the XRP."
- Seamless is of the understanding that the XRP is liquidated through selling the XRP directly in the crypto market by the exchanges to counterparties that are unrelated third parties.

8. In your August 11, 2023 response 6 on page 9 you state, "The crypto account of Tranglo in either exchange is an omnibus account as the exchange is given access to a scheme of XRP addresses, so that the wallet addresses of the sender and receiver will have the XRP address and unique tag associated with that exchange." You also state on page 9, "As such, this transfer of legal title or right of the XRP involved is only done by off-blockchain internal ledger recording on the RippleNet platform, and there is no actual transaction or process for the step of "draw down" or "purchase" of the XRP by the ODL RP." You further state on page 10, "The transfer of XRP from ODL RPs to Tranglo's

wallet is affected by crypto exchanges in form of blockchain transfer of XRP from the crypto wallet of the ODL RP to the crypto wallet of Tranglo." In our September 8, 2023 conference call we understood you to clarify that these statements were intended to convey that (1) the crypto-exchange holds the private key to the crypto exchange's on-blockchain wallet, which is an omnibus wallet as it holds the crypto assets of multiple customers of the crypto exchange, including Ripple, ODL RP, and Tranglo and (2) Ripple, ODL RP, and Tranglo each have off-blockchain accounts at the crypto exchange, one for fiat currency and one for crypto assets, that they access through an API. If our understanding is correct, revise the narrative below the fund flow on page 186 to disclose this clarification. Further revise the references to "Tranglo's wallet" to reference Tranglo's off-blockchain crypto account at the crypto exchange or Tranglo's fiat currency account at the crypto exchange, as appropriate in the context.

9. Refer to the following statements in the narrative below the fund flow on page 186. "After liquidation, Tranglo receives the amount in fiat currency in its crypto wallet account … and will then transfer that fiat currency to Tranglo's own bank account on the next business day." Revise to clarify, if true, that the reference to "crypto wallet account" means Tranglo's crypto exchange fiat account.

10. Tell us and consider the need to revise the narrative to explain to what the "off-blockchain internal ledger recording on the RippleNet platform" referenced in your August 11, 2023 response 6 refers, including who maintains it, and how it relates to and differs from the crypto exchange's off-blockchain ledger of accounts it uses to identify the owners of the crypto assets in its on-blockchain wallet. Further, if more than one ledger exists, clarify which is determinative of ownership (e.g., if discrepancies between ledgers exist) and the basis for your conclusion.

11. In your August 11, 2023 response 6 you indicate, in part that "… Ripple deposits XRPs into Tranglo's crypto wallets from time to time…". Tell us and consider the need for revised disclosure on page 186 to clarify how that deposit is affected. For example, does Ripple provide instruction to the crypto exchange to transfer XRP from its crypto exchange crypto asset account to Tranglo's crypto exchange crypto asset account?

12. In our telephone conference on September 8, 2023 you indicated that the ODL RP transfers ownership of XRP to Tranglo. In your August 11, 2023 response 9 you indicate that as a result of the Master Agreement contract Tranglo does not obtain legal title, including ownership and control, of the XRP transferred by Ripple to Tranglo, which XRP you identify as the Slippage Pool. Please tell us and consider the need for revised disclosure clarifying the following:
    - For the Slippage Pool, is it correct the crypto exchange off-blockchain ledger will identify Slippage Pool XRP as being in the crypto exchange account of, and thus owned by, Tranglo? If yes, how would ownership be determined in legal proceedings (e.g., bankruptcy)?
    - What processes does Tranglo undertake to transfer ownership of XRP received from the ODL RP to Ripple when such XRP is not sold by Tranglo because it would

generate proceeds in excess of the prefunding commitment? Is there an off-blockchain ledger in which such transfer of ownership is reflected?

Transactions with Certain Shareholders, page 249

13. We note your revised disclosure in response to comment 10 and reissue our comment in part. Disclose the amount of XRP transferred to GEA Limited to date pursuant to the Master XRP Commitment to Sell Agreement and clearly indicate that Seamless Group is the guarantor for repayment of all obligations incurred in connection with that agreement. Disclose the total amount guaranteed under the Deed of Guarantee as of a more recent practicable date than May 2023. Please also add risk factor disclosure regarding the limitations placed on Seamless by the Deed of Guarantee that could have a material impact, such as the prohibition in the Merger Agreement from incurring any additional financial indebtedness prior to the closing of the SPAC Transaction without prior written consent of Ripple Labs, and after the closing Seamless cannot incur any financial indebtedness that would materially affect its guarantee of GEA Limited's debt to Ripple.

Index to Financial Statements, page F-1

14. Please update your filing with the interim financial statements of Seamless Group, Inc. pursuant to Item 17(b)(8) of Form S-4. Also, revise the pro forma financial information and MD&A to incorporate the interim financial statements of Seamless Group, Inc. as appropriate.

Seamless Group Inc. Financial Statements
General, page F-42

15. See fund flow step 1 on page 186. Consistent with our request in prior comment 5, please provide an accounting analysis with citation to authoritative accounting literature evaluating whether GEA, as ODL RP, is required to recognize the assets under the Bailment. Please ensure your analysis addresses the concept of control, with relevant citation to authoritative accounting literature. If recognition of the assets under the Bailment is not required, address whether GEA has a SAB 121 safeguarding obligation.

16. See fund flow step 1 on page 186. Please confirm our understanding gained from our September 8, 2023 conference call that upon draw down, ODL RP (i.e., GEA) obtains ownership and control of the XRP drawn down. Please provide an accounting analysis with citation to authoritative accounting guidance supporting your assertion that control transfers to GEA upon draw down of the XRP and clarifying the attributes that cause GEA to control drawn down XRP, but not XRP under Bailment, citing authoritative accounting guidance.

17. See fund flow step 4 on page 186. Please provide the accounting analysis previously requested in prior comment 9 for both the XRP transferred from ODL RP to Tranglo as well as the "Slippage Pool" XRP in Tranglo's crypto exchange account. Ensure that

analysis identifies through specific citation the applicable authoritative accounting guidance and analyzes your facts and circumstances in relation to that guidance. In addition to, or as part of, that analysis, please address the following:

- Clarify what you mean when you state there is no direct guidance in U.S. GAAP. As illustrative examples, how did you consider the requirements of ASC 350, ASC 610, and ASC 815? Similarly, please clarify to what "analogous guidance" and IFRS standards you are referring. As an illustrative example, did you look to ASC 606-10-25-25 by analogy?
- Clarify what you mean when you say that Tranglo should be viewed as a liquidation agent and for whom they are an agent. Identify and evaluate the applicable authoritative accounting guidance supporting this assertion.
- Confirm our understanding gained from our September 8, 2023 conference call that transfer of XRP from ODL RP's crypto exchange account to Tranglo's crypto exchange account results in Tranglo obtaining ownership and control of such XRP. Please provide an accounting analysis with citation to authoritative accounting guidance supporting your assertion that control transfers to Tranglo.
- Reconcile your assertion that Tranglo has no obligations to Ripple, Ripple Labs or the ODL RP for the value of the XRP to Tranglo's rights and obligation and clarify the significance of that assertion to your accounting analysis. For example, as it relates to the ODL RP, it appears Tranglo has an obligation to the ODL RP equal to the fair value of the XRP that ODL RP transferred to Tranglo. Similarly, if XRP received by Tranglo from ODL RP generates fiat currency in excess of Tranglo's obligation to ODL RP, then it appears Tranglo is obligated to transfer XRP equal to that value differential to Ripple.
- See the journal entries provided in response 9. When Tranglo receives prefunding XRP from the ODL RP, the debit entry is "Funding to Exchange (XRP Wallet)." With specific citation to authoritative accounting guidance, clarify what type of asset this debit entry represents.
- Clarify whether Tranglo controls their crypto asset exchange accounts and the reasons why or why not. We note your assertion that the two exchanges hold the private keys on behalf of Tranglo and act upon receiving instructions from Tranglo. We also note that Tranglo accesses its crypto asset exchange accounts through an API.
- We note response 9 identifies effects if Tranglo files for bankruptcy. Clarify who has rights to the crypto assets held in Tranglo's and ODL RP's crypto exchange accounts in the event the crypto exchanges file for bankruptcy and to what extent, if at all, your accounting analysis contemplates your conclusion
- Please ensure your accounting analysis clarifies the accounting upon sale with citation to the applicable literature (i.e., is it gain/loss or revenue/costs of revenues).

18. See fund flow Step 5 on page 186, which relates to "Slippage Pool" XRP. Please address the following:
    - Ensure your accounting analysis clarifies and analyzes whether Tranglo can prevent

> other entities from directing the use of, and obtaining the benefits from, the Slippage Pool XRP in Tranglo's crypto exchange account. We note response 6 indicates that the two exchanges hold the private keys on behalf of Tranglo and act upon receiving instructions from Tranglo.
> - Reconcile your response 9, which indicates that Tranglo has no right to withdraw or transfer XRP from the slippage pool at any time or for any purpose, to Tranglo's right to draw down XRP from the Slippage Pool.
> - Explain the basis for your assertion in response 9 that in bankruptcy the rights to XRP in Tranglo's wallet belong solely to Ripple and the legal analysis done to support it.
> - If "Slippage Pool" XRP is not an asset of Tranglo under U.S. GAAP, provide a more fulsome SAB 121 accounting analysis. We note that the analysis on page 18 of your August 11, 2023 letter appears to be limited to two bullets, one of which uses an undefined capitalized term "Recipient Credential," without defining it; does not appear to discuss whether the crypto-exchange is its agent for purposes of SAB 121; and appears to acknowledge that Tranglo can have liability, but does not evaluate how that exposure fit into the analysis of SAB 121.

19.   Provide your accounting analysis of Tranglo's accounting for both the guarantee that Ripple provides and Tranglo's obligations to both transfer excess prefunding XRP to Ripple and offer certain discounts on transaction fees and foreign exchange fees for the remittance partners who adopt the On-Demand Liquidity services of Ripple and use XRP for prefunding transactions. Please ensure your accounting analysis clarifies the statement of operations impact with citation to applicable authoritative literature. Alternatively, provide an analysis demonstrating whether such rights and obligations would ever have material effect.

Note 2. Summary of significant accounting policies
(a) Basis of presentation and principles of consolidation, page F-44

20.   We read your response to comment 14 regarding application of ASC 810 to your interests in Tranglo that the Reserved Matters are not directly related to the ordinary course of Tranglo's business and are only there to protect the interests of Ripple Labs. We further note from your disclosure on page 55 that, in the event of an unresolved disagreement between the shareholders of Tranglo, certain key functions like onboarding of new clients and approval of certain policies and procedures may be jeopardized, resulting in the disruption of Tranglo's business. Please clarify for us how the Reserved Matters could impact certain key functions of Tranglo, such as onboarding of new clients and implementation of policies and procedures that could affect Tranglo's business. In this regard, describe to us the "certain key functions" subject to the Reserved Matters and how they do not represent participating rights when the onboarding of new clients and implementation of policies and procedures could be decisions that are made in the ordinary course of business.

<u>Note 20. Related Party Transactions, page F-67</u>

21. We read your response to comment 5. Please disclose the significant terms of the Master XRP Commitment to Sell Agreement between GEA Limited as the ODL RP and Ripple. Please revise your disclosure to separately distinguish amounts related to transactions with Tranglo as the remittance hub from the those of GEA Limited acting as the ODL RP in transactions with Ripple. Refer to SAB Topic 5:T and the disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.

<u>Exhibit 23.1, page II-2</u>

22. Please revise to reference the current amendment.

Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yuta N. Delarck